July 12, 2007                                    Alan L. Talesnick
                                                 303-894-6378
                                                 atalesnick@pattonboggs.com



VIA EDGAR AND OVERNIGHT COURIER
-------------------------------

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549


Re:    Knight Energy Corp. Form 10-SB
       File No. 0-52470
       Amendment No. 2 to Registration Statement on Form 10-SB

Dear Mr. Schwall:

       On behalf of Knight Energy Corp. (the "Company"), this letter provides the Company's response to the Staff's comments in its letter dated June 4, 2007 concerning the Company's Amendment No. 1 to its Registration Statement on Form 10-SB (the "Registration Statement" or the "Form 10-SB") that was filed with the Commission on May 11, 2007 with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff's letter. All information in these responses was provided to us by the Company.

Form 10-SB filed May 11, 2007
-----------------------------

General
-------

1.	Please follow the guidance in Rule 12b-15 of Regulation 12B
for numbering amendments, when filing further amendments. Please include a marked version of your second and subsequent amendments with your correspondence on EDGAR, showing only changes made subsequent to the prior amendment.

Response to Comment 1:

       This comment has been complied with. Amendment No. 2 to the Company's Registration Statement on Form 10-SB has been designated as Form 10-SB/2A ("Amendment No. 2"), and this amendment includes "R-Tags" to identify the sections of Amendment No. 2 that have been revised from the prior amendment. The Company also has sent to the



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Mr. H. Roger Schwall
July 12, 2007
Page 2



Staff's attention a courtesy "blackline" copy of Amendment No. 2 designating all changes from the prior amendment.

2.	We understand that you will commence periodic reporting with a
Form 10-QSB covering your fiscal quarter ended March 31, 2007, which is due to be filed by May 29, 2007 under Rule 13a-13(a) of Regulation 13A.

Response to Comment 2:

       The Company has submitted its Form 10-QSB for the fiscal quarter ended March 31, 2007 to its auditors for review, and it will file this report as soon as that review has been completed.

3.	To expedite the processing of your amendments, we suggest that you provide a detailed letter of response in which you state precisely where in the marked version of the document you have made responsive changes to each numbered comment.

Response to Comment 3:

       The Company believes that this response letter follows the suggestion made in Comment 3 in order to expedite the processing of Amendment No. 2.

4.	You indicate that in April 2007, "the Knight Nevada Board of
Directors and a majority of the stockholders approved an amendment to the Knight Nevada Articles of Incorporation increasing the company's authorized capital....  Additionally, the Board of
Directors and the stockholders approved the reincorporation of the company as a Maryland corporation...."  Because your reporting obligations became operative sixty days after the filing of the Form 10-SB, please advise us how you complied with Section 14 of the 1934 Act in each case. Also address any exemption(s) from the registration requirements of the Securities Act that you believe were applicable.

Response to Comment 4:

       At the time the Company undertook the actions to increase its share capital and to reincorporate in Maryland, the Company was not subject to the proxy requirements of Section 14 of the Securities Exchange Act of 1934 (as amended) (the "1934 Act") because the Company's reporting obligations had not yet become operative. The Company filed its Form 10-SB with the Commission on February 12, 2007. Pursuant to Section 12(g)(1)(B) of the 1934 Act, this Form 10-SB became effective on April 13, 2007, sixty days after it was filed with the Commission. However, the Knight Nevada Board of Directors held a meeting on April 11, 2007 in which it approved the



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Mr. H. Roger Schwall
July 12, 2007
Page 3



amendment to the Company's Articles of Incorporation increasing the Company's authorized capital, and approved the Company's reincorporation as a Maryland corporation. On April 12, 2007, stockholders owning eighty-one percent of the outstanding common stock signed written resolutions approving these corporate actions. This occurred prior to the time any reporting obligations became operative through the filing of the Form 10-SB.

5.	You include disclosure regarding the commencement of a private placement on April 25, 2007, which will terminate on July 25, 2007. Make clear that there is no assurance that you will receive any proceeds from the offering, or advise us why that is not the case.

Response to Comment 5:

       The Company has revised the disclosure in the "Recent Developments" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 17 to indicate that as of July 6, 2007, the Company had raised $1,860,980 from the private placement offering that commenced on April 25, 2007, and there is no assurance that the Company will receive any additional proceeds from this offering.

Our officers and directors are engaged in other businesses that
---------------------------------------------------------------
result in conflicts of interest with us, page 18
-------------------------------------------------

6.	We note your responses to prior comments 13 and 20.  Please
disclose an estimate of the amount or percentage of his professional time that each officer devotes to other business ventures. Expand the disclosure at page 31 to disclose the amount or percentage of time that each devotes to your business and affairs.

Response to Comment 6:

       The Company has revised the disclosure in the "Risk Factors" section of the Registration Statement relating to its officers and directors' engagement in other businesses on page 15 to indicate that Mr. Bosso devotes approximately ten percent of his professional time to other business ventures, and Mr. Hall devotes approximately fifty percent of his professional time to other business ventures. The Company also has expanded the disclosures in the "Certain Relationships and Related Transactions, and Director Independence" section at page 30 to disclose that Mr. Bosso devotes approximately ninety percent of his time to the Company's business and affairs, and Mr. Hall devotes approximately fifty percent of his time to the Company's business and affairs.




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Mr. H. Roger Schwall
July 12, 2007
Page 4




Management's Discussion and Analysis of Financial Condition and
---------------------------------------------------------------
Results of Operations, page 20
------------------------------

Plan of Operations, page 21
---------------------------

7.	Please disclose whether the registrant has sufficient funds to meet its cash requirements during the next twelve months.

Response to Comment 7:

       The Company has revised the "Plan of Operation" section in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Registration Statement on page 17 to indicate that based on the proceeds the Company expects to receive from the sale of common stock and anticipated proceeds from the sale of the Company's oil and gas production during the next twelve months, the Company believes it will have sufficient funds to meet its cash requirements during the next twelve months.

Results of Operations, page 24
------------------------------

8.	Describe in necessary detail in this section or at page 34 the consulting arrangements and the services for which $1,062,669 was paid, and file all material agreements as exhibits. We may have additional comments.

Response to Comment 8:

       The Company has revised the "Results of Operations" section of the Registration Statement on page 20 to provide the following additional disclosure regarding the $1,062,669 expensed by the Company for consulting services for the period March 2, 2006 through December 31, 2006:

     Of the $1,062,669 expensed by the Company for consulting services, $685,250 consists of non-cash expenses, and $377,418 consists of cash expenses. Of the non-cash expenses, $287,000 is attributable to warrants issued to Nortia Capital Partners, Inc. ("Nortia") for consulting services, $287,000 is attributable to warrants issued to Lake Capital AG for consulting services, and $111,250 is attributable to shares of common stock issued in consideration for consulting services to the following persons, none of whom is a related party: (i) Jerry Binder (shares valued at $17,500); (ii) John Brobjorg (shares valued at $25,000); (iii) Crescent Fund, LLC (shares valued at $18,750); and (iv) Ray Kurzon (shares valued at $50,000).




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Mr. H. Roger Schwall
July 12, 2007
Page 5



     The consulting services paid for in cash were as follows:
     (i) $120,000 to Nortia for consulting services; (ii) $91,469 to Eckard Kirsch for consulting services; (iii) $52,228 to Com-advice AG for consulting services; (iv) $32,998 to NM Fleischhacker AG for fees associated with listing on the Frankfurt Stock Exchange; (v) $22,000 to RedChip Companies, Inc. for investor relation services;
     (vi) $21,000 to John Brobjorg for accounting services;
     (vii) $20,000 to Stock Profiler for consulting services; and (viii) a total of approximately $17,500 to a number of other parties, none of whom is a related party, for consulting services.

       The Company has filed all material agreements, including any agreements with related parties, as required Item 7 of Form 10-SB and Item 404 of Regulation S-B thereunder The filed agreements include the agreements with Nortia and Lake Capital AG.

Allocation of the Purchase Price of Assets and Liabilities Acquired
-------------------------------------------------------------------

9.	Please file as an exhibit the agreement, and amendments
thereto, concerning the purchase of Charles Hill Drilling, Inc.

Response to Comment 9:

       The March 16, 2006 Stock Purchase Agreement (the "Stock Purchase Agreement") between the Company and the shareholders of Charles Hill Drilling, Inc. was filed as Exhibit 2.2 to the Company's Registration Statement on Form 10-SB, which was filed with the SEC on February 12, 2007. The April 24, 2006 Waiver and Release which amended certain payment terms of the Stock Purchase Agreement has now been filed as Exhibit 8.4 to Amendment No. 2.

Executive Compensation, page 32
-------------------------------

10.	We remind you of prior comment 2.  Please provide all
disclosure that Item 402 of Regulation S-B requires. For example, confirm to us that there was no reimbursement in 2006 for health insurance expenses, despite the provisions for such reimbursement in the employment agreements you describe at page 33. With regard to the consulting agreement with Rampart, please file it as an exhibit. Also clarify Rampart's affiliation(s), if any, with either of your named executive officers, and revise the tabular disclosure accordingly, as appropriate. We may have additional comments.

Response to Comment 10:

       The Company has revised the "Executive Compensation" section on page 28 to indicate that although the employment agreements for each of the Company's named executive officers include provisions for the reimbursement of health insurance expenses, neither of the Company's named executive officers received any reimbursement for health


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Mr. H. Roger Schwall
July 12, 2007
Page 6


insurance expenses for the year ended December 31, 2006. The Company has refrained from filing the May 1, 2006 consulting agreement with Rampart Resources as an exhibit to Amendment No. 2, and the Company has removed the disclosure regarding John Brobjorg's consulting arrangement with the Company. Neither Rampart nor Mr. Brobjorg has any affiliation with either of the Company's named executive officers, neither is a "Related Person" as defined in Item 404 of Regulation S-B, and the consulting agreement between the Company and each of Rampart and Mr. Brobjorg is a non-material agreement that was entered into in the ordinary course of business.

Recent Sales of Unregistered Securities, page 37
------------------------------------------------

11.	We reissue prior comments 9 and 24 in part.  Discuss the facts that made the claimed exemptions available.

Response to Comment 11:

       The Company has modified the "Recent Sales of Unregistered
Securities" section of the Registration Statement on page 32 to disclose the facts that made the transactions exempt from registration under the Securities Act of 1933.

Index to Exhibits, page 111-2
-----------------------------

12.	We reissue prior comment 26.  We note that you have assigned new numbers to the exhibits. The assigned numbers do not appear to conform to the numbering convention set forth in Item 601 of Regulation S-B.

Response to Comment 12:

       As discussed with Carmen Moncada-Terry on June 7, 2007, the numbering of the exhibits in Amendment No. 1 to the Registration Statement was in accordance with Part III of Form 1-A as specified in Item 1, Part III of Form 10-SB, and therefore has not been changed.

Financial Statements
--------------------
Note 4 - Acquisition, page F-11
-------------------------------

13.	We note that you removed the financial statements of Charles
Drilling, Inc. that had previously been included in the registration statement. However, we understand from your disclosure that you acquired a 75% interest in Charles Drilling, Inc. on March 16, 2006



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Mr. H. Roger Schwall
July 12, 2007
Page 7



for $1,500,000, resulting in consolidation of that entity from that point forward. Since your operations were nominal prior to the acquisition, Charles Hill Drilling, Inc. would constitute a predecessor entity, as defined in Rule 405 of Regulation C.

       Therefore, you should amend your filing to include audited financial statements of Charles Hill Drilling, Inc., extending from the date of its inception to its fiscal year-end, December 31, 2005, and from that point to March 15, 2006, the date of acquiring the 75% interest, and since it was a development stage enterprise, from the date of its inception to the date of acquisition, consistent with
Note 1 to Item 310 of Regulation S-B. Please also expand your disclosures describing the transaction to characterize Charles Hill Drilling, Inc. and Knight Energy Corp. as predecessor and successor entities, respectively.

       You will need to obtain an audit of the Charles Hill Drilling, Inc. financial statements, up to the date of acquisition, and include the audit opinion with your amendment. These should immediately follow your financial statements in the filing.

Response to Comment 13:

       The Company has amended the Registration Statement beginning at page F-31 to include audited financial statements of Charles Hill Drilling, Inc., extending from the date of its inception to its fiscal year ended December 31, 2005, and from that point to March
16, 2006. The Company also has included with its Amendment No. 2 an audit opinion for the Charles Hill Drilling, Inc. audited financial statements, and has expanded its disclosures in the Company's financial statements to describe Charles Hill Drilling, Inc. and Knight Energy Corp. as predecessor and successor entities, respectively.

Note 5 - Recapitalization, page F-12
------------------------------------

14.	We note your disclosure that as part of your transaction with
Integrated Technology Group, Inc. in June 2006 your shareholders received 4,511,500 shares that are subscribed but not issued. We see that you also have 6,235,550 shares issuable as of December 31, 2006, under your March 2006 private placement, for which you have received payment. Please expand your disclosures to discuss the terms and conditions under which the shares are to be issued, including any further consideration to be received, the expected timeframe of issuance, and any separate accounting applied in the interim.

Response to Comment 14:

       The Company has expanded its disclosures in "Note 5 -
Recapitalization" on page F-11 to indicate that all of the 4,511,500




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Mr. H. Roger Schwall
July 12, 2007
Page 8



shares that were subscribed to but unissued were issued as of June 30, 2007. In addition, the Company has revised its disclosures in "Note 12- Subsequent Events (Unaudited)" on page F-17 to indicate that all of the shares that were subscribed to and issuable as of December 31, 2006 were issued as of June 30, 2007.

15.	We note you present unaudited pro forma information for the
period from March 2, 2006 through December 31, 2006, representing the "combined results" of Knight Energy Corp., Charles Hill Drilling, Inc. and Integrated Technology Group, Inc. (ITG), based on "numerous assumptions" which you have not disclosed. Given that Charles Hill is a predecessor entity and that you have accounted for the transaction between you and ITG as a recapitalization, it is unclear what you are endeavoring to show that is not apparent in the historical financial statements of you and your predecessor. If you believe this information is meaningful, we would expect you to comply with the requirements of Article 11 of Regulation S-X for the presentation of pro forma financial statements, and present these separately from the historical financial statements. Please contact us by telephone to discuss this matter in further detail.

Response to Comment 15:

       Based on the Company's telephone conference with Karl Hiller and Tracie Towner on June 8, 2007, the Company has removed from the Registration Statement unaudited pro forma information for the period March 2, 2006 through December 31, 2006 representing the "combined results" of Knight Energy Corp., Charles Hill Drilling, Inc. and Integrated Technology Group, Inc.

Note 8 - Stockholders' Equity, page F-21
----------------------------------------

16.	Please reconcile your disclosure on page 21, stating that all issuances of stock during the period from March 2, 2006 through December 31, 2006 were valued based on the "stock closing trade price on the date of grant" and similar disclosure in your policy note on page F-15, with your disclosures under this heading, indicating that you relied upon the price received in your private placement in valuing various issuances of stock. We generally find the quoted market price utilized, following the guidance in SFAS 123(R).

Response to Comment 16:

       The Company has reconciled its disclosure on page 19 and similar disclosures in the Registration Statement with the disclosures in "Note 8 - Stockholders' Equity" on page F-13 to indicate that all issuances of stock during the period from March 2,


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Mr. H. Roger Schwall
July 12, 2007
Page 9


2006 through December 31, 2006 were valued based upon the share price of common stock sold in recent private placement offerings.

Supplemental Oil and Gas Data, page F-48
----------------------------------------

17.	We note your disclosure indicating your reserve estimates were prepared "...with the assistance of an independent petroleum reservoir engineering firm." Please modify this and all similar references to identify the engineering firm assisting you as an expert.

Response to Comment 17:
-----------------------

       The Company has revised the "Supplemental Oil and Gas Data" section of the Registration Statement on page F-17 regarding the assistance it received from an independent petroleum reservoir engineering firm to specifically identify this firm as Pinnacle Energy Services, L.L.C. ("Pinnacle"). The Company also has identified Pinnacle in similar sections of the document. Pinnacle consented to its being identified in Amendment No. 2.

Engineering Comments
--------------------

Description of Business, page 2
-------------------------------

Current Natural Gas and Oil Projects, page 3
--------------------------------------------

18.	Please remove the probable reserves from your filing.  You may only disclosed proved reserves in a filing with the SEC.  Please see
Item 102 Instruction 5 for reference.

Response to Comment 18:

       The Company has complied with this comment, including a revision in the "Current Natural Gas and Oil Projects" section on page 2 of the Registration Statement.

19.	Reconcile for us the proved reserves reported in this section with the proved reserves reported in the Supplemental Oil and Gas
Data (unaudited) on page F-19.

Response to Comment 19:

       The Company has revised the Net Proved Reserve Summary and PV-10 Forecast from December 31, 2006 on page F-3 to reconcile it with the Proved Reserves schedules in the Supplemental Oil and Gas Data (unaudited) section on page F-18.

Mr. H. Roger Schwall
July 12, 2007
Page 10


Supplemental Oil and Gas Data, page F-19
----------------------------------------
Reserve Quantity Information, page F-20
---------------------------------------

20.	Please remove the probable reserves from your filing.  You may only disclosed proved reserves in a filing with the SEC.  Please see
Item 102 Instruction 5 for reference.

Response to Comment 20:

       The Company has complied with this comment, including a revision in the "Reserve Quantity Information" section on page F-18 of the Registration Statement.

       If you have any further questions, do not hesitate to contact me at (303) 830-1776 or William J. Bosso at (770) 777-6795.



                                    Very truly yours,

                                    PATTON BOGGS LLP

                                    By:  /s/ Alan L. Talesnick
                                       -----------------------
                                       Alan L. Talesnick
cc:  Knight Energy Corp.
     c/o William J. Bosso, CEO



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